# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Globalstar, Inc., CIK 0001366868
CUSIP: 378973507
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1351 Holiday Square Blvd., Covington, Louisiana (LA), 70433
Date of event which requires filing of this statement: 04/13/2026
Amends the filing with accession number 0001104659-08-078305
Filed by CIK 0001379581
Persons authorized to receive notices and communications: James Monroe III, Thermo Companies, 1735 19th Street - Suite 200, Denver, Colorado (CO), 80202, (303) 294-0692; Copies to Christine Harkness, Thermo Companies, 1735 19th Street - Suite 200, Denver, Colorado (CO), 80202, (303) 294-0690

## Reporting persons
- FL Investment Holdings LLC (CIK 0001379581): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 42,717; sole dispositive power 0; shared dispositive power 42,717; aggregate amount beneficially owned 42,717 (0.03% of the class)
  Comment: In reference to row 13, the percentage calculation is based on an aggregate of 128,591,126 Common Stock outstanding as of March 23, 2026, according to the definitive proxy statement on Form DEF 14A filed by the Issuer on April 2, 2026.
- Thermo Funding II, LLC (CIK 0002128670): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 58,833,076; sole dispositive power 0; shared dispositive power 58,833,076; aggregate amount beneficially owned 58,833,076 (45.75% of the class)
  Comment: In reference to row 13, the percentage calculation is based on an aggregate of 128,591,126 Common Stock outstanding as of March 23, 2026, according to the definitive proxy statement on Form DEF 14A filed by the Issuer on April 2, 2026.
- Globalstar Satellite L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Colorado (CO); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 41,238; sole dispositive power 0; shared dispositive power 41,238; aggregate amount beneficially owned 41,238 (0.03% of the class)
  Comment: In reference to row 13, the percentage calculation is based on an aggregate of 128,591,126 Common Stock outstanding as of March 23, 2026, according to the definitive proxy statement on Form DEF 14A filed by the Issuer on April 2, 2026.
- Monroe Irr. Educational Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 200,000; sole dispositive power 0; shared dispositive power 200,000; aggregate amount beneficially owned 200,000 (0.16% of the class)
  Comment: In reference to row 13, the percentage calculation is based on an aggregate of 128,591,126 Common Stock outstanding as of March 23, 2026, according to the definitive proxy statement on Form DEF 14A filed by the Issuer on April 2, 2026.
- James Monroe III (CIK 0001379664): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 45,880; shared voting power 74,058,249; sole dispositive power 45,880; shared dispositive power 74,058,249; aggregate amount beneficially owned 74,058,249 (57.59% of the class)
  Comment: In reference to rows 8, 10 and 11, the number represents an aggregate of 74,058,249 shares of Company Common Stock, consisting of 58,833,076 held by Thermo Funding II, LLC, 13,142,665 held by Thermo Funding Company LLC, 947,273 held by Thermo Properties II, LLC, 790,097 held by Thermo XCOM LLC, 200,000 held by Monroe Irr. Education Trust, 45,880 held by James Monroe III in his individual capacity, 42,717 held by FL Investment Holdings LLC, 41,238 held by Globalstar Satellite L.P., 13,347 held by Thermo Investments Limited Partnership and 1,956 held by James Monroe III Grantor Trust.
  
  In reference to row 13, the percentage calculation is based on an aggregate of 128,591,126 Common Stock outstanding as of March 23, 2026, according to the definitive proxy statement on Form DEF 14A filed by the Issuer on April 2, 2026.
- Thermo Funding Company LLC (CIK 0001379580): type of reporting person: individual (IN); citizenship or place of organization: Colorado (CO); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 13,142,665; sole dispositive power 0; shared dispositive power 13,142,665; aggregate amount beneficially owned 13,142,665 (10.22% of the class)
  Comment: In reference to row 13, the percentage calculation is based on an aggregate of 128,591,126 Common Stock outstanding as of March 23, 2026, according to the definitive proxy statement on Form DEF 14A filed by the Issuer on April 2, 2026.
- Thermo Properties II, LLC: type of reporting person: individual (IN); citizenship or place of organization: Colorado (CO); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 947,273; sole dispositive power 0; shared dispositive power 947,273; aggregate amount beneficially owned 947,273 (0.74% of the class)
  Comment: In reference to row 13, the percentage calculation is based on an aggregate of 128,591,126 Common Stock outstanding as of March 23, 2026, according to the definitive proxy statement on Form DEF 14A filed by the Issuer on April 2, 2026.
- Thermo XCOM LLC: type of reporting person: individual (IN); citizenship or place of organization: Colorado (CO); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 790,097; sole dispositive power 0; shared dispositive power 790,097; aggregate amount beneficially owned 790,097 (0.61% of the class)
  Comment: In reference to row 13, the percentage calculation is based on an aggregate of 128,591,126 Common Stock outstanding as of March 23, 2026, according to the definitive proxy statement on Form DEF 14A filed by the Issuer on April 2, 2026.
- Thermo Investments Limited Partnership: type of reporting person: individual (IN); citizenship or place of organization: Colorado (CO); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 13,347; sole dispositive power 0; shared dispositive power 13,347; aggregate amount beneficially owned 13,347 (0.01% of the class)
  Comment: In reference to row 13, the percentage calculation is based on an aggregate of 128,591,126 Common Stock outstanding as of March 23, 2026, according to the definitive proxy statement on Form DEF 14A filed by the Issuer on April 2, 2026.
- James Monroe III Grantor Trust: type of reporting person: individual (IN); citizenship or place of organization: Colorado (CO); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 1,956; sole dispositive power 0; shared dispositive power 1,956; aggregate amount beneficially owned 1,956 (0% of the class)
  Comment: In reference to row 13, the percentage calculation is based on an aggregate of 128,591,126 Common Stock outstanding as of March 23, 2026, according to the definitive proxy statement on Form DEF 14A filed by the Issuer on April 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Globalstar, Inc.
Address of issuer's principal executive offices: 1351 Holiday Square Blvd., Covington, Louisiana (LA), 70433
Comment: The following constitutes Amendment No. 14 ("Amendment No. 14") to the initial statement on Schedule 13D, filed on December 14, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on May 18, 2009, by Amendment No. 2 to the Schedule 13D filed on August 11, 2009, by Amendment No. 3 to the Schedule 13D filed on February 16, 2010, by Amendment No. 4 to the Schedule 13D filed on February 14, 2012, by Amendment No. 5 to the Schedule 13D filed on February 14, 2013, by Amendment No. 6 to the Schedule 13D filed on February 17, 2015, by Amendment No. 7 to the Schedule 13D filed on December 19, 2017, by Amendment No. 8 to the Schedule 13D filed on May 07, 2018, by Amendment No. 9 to the Schedule 13D filed on January 4, 2019, by Amendment No. 10 to the Schedule 13D filed on January 3, 2020, by Amendment No. 11 to the Schedule 13D filed on February 25, 2020, by Amendment No. 12 to the Schedule 13D filed on September 07, 2022, and by Amendment No. 13 to the Schedule 13D filed on September 12, 2022, (as so amended, the "Schedule 13D"). This Amendment No. 14 amends and supplements the Schedule 13D as specifically set forth herein. Except as specifically amended by this Amendment No. 14, the Schedule 13D is unchanged. Capitalized terms used in this Amendment No. 14 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended in its entirety as follows:

This statement is filed by:
(1) FL Investment Holdings LLC
(2) Thermo Funding II, LLC
(3) Globalstar Satellite L.P.
(4) Monroe Irr. Educational Trust
(5) James Monroe III
(6) Thermo Funding Company LLC
(7) Thermo Properties II, LLC
(8) Thermo XCOM LLC
(9) Thermo Investments Limited Partnership
(10) James Monroe III Grantor Trust

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of each of the Reporting Persons is 1735 19th Street, Suite 200, Denver, CO 80202.
Present principal occupation or employment: Each Reporting Person holds assets for investment purposes.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Monroe being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: James Monroe III is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following:

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

On April 13, 2026, Globalstar, Inc. (the "Issuer") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Amazon.com, Inc., a Delaware corporation ("Parent"), Grapefruit Acquisition Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Acquisition Sub I"), and Grapefruit Acquisition Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent ("Acquisition Sub II" and, together with Parent and Acquisition Sub I, the "Buyer Parties"), pursuant to which, among other things, (a) Acquisition Sub I will merge with and into the Issuer (the "First Merger"), with the Issuer surviving the First Merger as a direct wholly owned subsidiary of Parent (the "Surviving Corporation"), and (b) immediately following the First Merger, the Surviving Corporation will merge with and into Acquisition Sub II (the "Second Merger" and, together with the First Merger, the "Mergers"), with Acquisition Sub II surviving the Second Merger as a direct wholly owned subsidiary of Parent.

Upon the effective time of the First Merger, each share of common stock, par value $0.0001 per share, of the Issuer (the "Company Common Stock") issued and outstanding immediately prior to the effective time of the First Merger (other than shares of Company Common Stock that are owned by the Issuer or any of its subsidiaries or the Buyer Parties or any of their respective wholly owned subsidiaries) will be canceled and will cease to exist, and automatically be converted into the right to receive, at the election of the holder thereof in accordance with, and subject to the terms, conditions and procedures set forth in the Merger Agreement, including the adjustments described below, the following consideration (collectively with, if applicable, cash in lieu of fractional shares, the "Merger Consideration"):

(i) for each share of Company Common Stock and each share of Company Common Stock that would be issued upon a cashless exercise of a vested and unexercised Company warrant to purchase shares of Company Common Stock (each, a "Company Warrant") immediately prior to the effective time of the First Merger in accordance with the terms of the applicable Warrant Amendment Agreement that the holder of such Company Warrant and the Issuer have entered into or have agreed to enter into (such share of Company Common Stock, the "Warrant Notional Common Share") with respect to which an election to receive Merger Consideration in the form of cash (a "Cash Election") has been properly made in accordance with the procedures set forth in the Merger Agreement, an amount in cash equal to (a) $90.00, without interest, minus (b) the Per Share Adjustment Amount (if any) (as defined below);

(ii) for each share of Company Common Stock and each Warrant Notional Common Share with respect to which an election to receive Merger Consideration in the form of shares of common stock, par value $0.01 per share, of Parent (the "Parent Common Stock" and, such election, a "Stock Election") has been properly made in accordance with the procedures set forth in the Merger Agreement, a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (as defined below) (the "Stock Consideration"); and

(iii) for each share of Company Common Stock and each Warrant Notional Common Share, other than shares as to which a Cash Election or a Stock Election has been properly made in accordance with the procedures set forth in the Merger Agreement, the right to receive the Stock Consideration.

Pursuant to the Merger Agreement, the "Exchange Ratio" is determined as follows:

(i) if the volume weighted average price of the Parent Common Stock over the twenty (20) consecutive trading day period that ends on (and includes) the second trading day immediately prior to the date of the closing of the Mergers (the "Parent Measurement Price") is less than $280.38, the Exchange Ratio will be (x) 0.3210 minus (y) the quotient of the Per Share Adjustment Amount (if any) divided by the Parent Measurement Price; or

(ii) if the Parent Measurement Price is greater than or equal to $280.38, the Exchange Ratio will be the quotient of (a) (i) $90.00 minus (ii) the Per Share Adjustment Amount (if any) divided by (b) the Parent Measurement Price.

Pursuant to the Merger Agreement and a letter agreement entered into by the Issuer with Apple Inc. ("Customer"), the "Per Share Adjustment Amount" will be an amount equal to the quotient of (a) the aggregate amount payable by the Issuer to Customer, if any, immediately following the completion of the Mergers in the event the Issuer does not achieve certain operational milestones, which amount is capped at a maximum of $110 million, divided by (b) the aggregate number of shares of Company Common Stock to be converted into the right to receive Merger Consideration.

If the First Merger is consummated, the Issuer's securities will be de-listed from The Nasdaq Stock Market LLC.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer's Form 8-K filed with the U.S. Securities and Exchange Commission on April 14, 2026.

On April 13, 2026, in connection with the Issuer's execution of the Merger Agreement, the Reporting Persons entered into a Stockholder Support Agreement (the "Support Agreement") with Parent, pursuant to which the Reporting Persons agreed, among other things, to (a) as promptly as practicable following the execution of the Merger Agreement and, in any event, by no later than twenty-four (24) hours after the execution and delivery of the Merger Agreement, to deliver their written consent approving and adopting the Merger Agreement and the transactions contemplated thereby, including the Mergers (the "Written Consent"), and (b) certain restrictions on transferring their shares of Company Common Stock, subject to customary exceptions.

Following the execution of the Merger Agreement, on April 13, 2026, the Reporting Persons executed and delivered to the Issuer the Written Consent.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Support Agreement, which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

The aggregate number and percentage of the shares of Company Common Stock beneficially owned by each of the Reporting Persons are set forth on rows 11 and 13 of the cover pages of this Schedule 13D and is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is set forth on rows 7 through 10 of the cover pages of this Schedule 13D and is incorporated herein by reference. Effective as of February 10, 2025 at 5:30 PM Eastern Time, the Issuer effected a reverse stock split at a ratio of 1 for 15 for each share of Company Common Stock, and the number of shares reported in this Schedule 13D reflects such reverse stock split.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the shares of Company Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Issuer's securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following:

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following:

99.1 Stockholder Support Agreement, dated April 13, 2026.

99.2 Joint Filing Agreement, dated April 15, 2026.

## Signatures
- FL Investment Holdings LLC: /s/ James Monroe III, James Monroe III, Manager (04/15/2026)
- Thermo Funding II, LLC: /s/ James Monroe III, James Monroe III, Manager (04/15/2026)
- Globalstar Satellite L.P.: /s/ James Monroe III, James Monroe III, President of Thermo Development Inc., as General Partner of Globalstar Satellite, L.P. (04/15/2026)
- Monroe Irr. Educational Trust: /s/ Marie Shannon Monroe, Marie Shannon Monroe, Trustee (04/15/2026)
- James Monroe III: /s/ James Monroe III, James Monroe III (04/15/2026)
- Thermo Funding Company LLC: /s/ James Monroe III, James Monroe III, Manager (04/15/2026)
- Thermo Properties II, LLC: /s/ James Monroe III, James Monroe III, Manager (04/15/2026)
- Thermo XCOM LLC: /s/ James Monroe III, James Monroe III, President of Thermo Development Inc., as Manager of Thermo XCOM LLC (04/15/2026)
- Thermo Investments Limited Partnership: /s/ James Monroe III, James Monroe III, President of Thermo Greeley I, Inc., as General Partner of Thermo Investments Limited Partnership (04/15/2026)
- James Monroe III Grantor Trust: /s/ James Monroe III, James Monroe III, Trustee (04/15/2026)